Nearwater Capital Markets, Limited – History of Form SBSE Updates		
Date	Section(s)	Update Description
October 25, 2022	Execution page and Schedule A	Replace James Peterson with Anthony Bertoldo as Senior Officer
	Sch. D (11B Record)	New entry for JP Morgan Securities
August 29, 2023	Sch. A (Direct Owners and Executive Officers)	Name Scott Kimmel as Chief Compliance Officer.